SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  3)

                          HARVEYS CASINO RESORTS
                             (Name of Issuer)

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                                 417826104
                              (CUSIP Number)

                              Nick G. Bouras
                     Richmont Capital Partners I, L.P.
                              4300 Westgrove
                           Dallas, Texas  75248
                              (214) 713-5000

                              with copies to:

                             Thomas W. Briggs
                        Kelly, Hart & Hallman, P.C.
                        201 Main Street, Suite 2500
                         Fort Worth, Texas  76102
                              (817) 332-2500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 2, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 900 shares, which constitutes less than one percent of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 9,840,069 shares outstanding.

1.   Name of Reporting Person:

     Richmont Capital Partners I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                                 / /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             / /



13.  Percent of Class Represented by Amount in Row (11): 0.0%


14.  Type of Reporting Person: PN

1.   Name of Reporting Person:

     Nick G. Bouras

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):                    / /



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             / /



13.  Percent of Class Represented by Amount in Row (11): 0.0%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Timothy M. Byrd

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):               / /



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                        / /



13.  Percent of Class Represented by Amount in Row (11): 0.0%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     David B. Holl

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):                    / /



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 500
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 500
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             / /



13.  Percent of Class Represented by Amount in Row (11):<0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Mark C. Landry

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):                    / /



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             / /



13.  Percent of Class Represented by Amount in Row (11): 0.0%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Michael D. Weinberg

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):                    / /



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 400
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 400
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     400

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             / /



13.  Percent of Class Represented by Amount in Row (11):<0.1%


14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 18, 1996, as Amended by Amendment No. 1 thereto dated December 4, 1996 and Amendment No. 2 dated December 4, 1996 ("Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Harveys Casino Resorts. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.   Interest in the Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)

     DBH

     The aggregate number of shares of the Common Stock that DBH owns beneficially, pursuant to Rule 13d-3 under the Act, is 500, which constitutes less than 0.1% of the 9,840,069 shares of the Common Stock outstanding.

     MDW

     The aggregate number of shares of the Common Stock that MDW owns beneficially, pursuant to Rule 13d-3 under the Act, is 400, which constitutes less than 0.1% of the 9,840,069 shares of the Common Stock outstanding.

     Other than as set forth above, none of the Reporting Persons is the beneficial owner of any shares of Common Stock.

     (b)

     DBH

     DBH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500 shares of the Common Stock.

     MDW

     MDW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400 shares of the Common Stock.

     Other than as set forth above, none of the Reporting Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Common Stock.

     (c) During the past 60 days, the Reporting Persons have sold shares of the Common Stock in transactions on the New York Stock Exchange, as follows:

                                   NO. OF SHARES        PRICE PER
PERSON             DATE                SOLD               SHARE

RCPI               01-20-98            10,000            $21.59
RCPI               01-21-98            10,500             23.04
RCPI               01-21-98             7,000             22.47
RCPI               01-22-98             3,500             22.59
RCPI               01-23-98            13,000             22.61
RCPI               01-26-98               500             22.87
RCPI               01-27-98             5,000             22.93
RCPI               01-27-98            30,000             22.94
RCPI               02-02-98           103,800             26.69
RCPI               02-02-98           580,000             26.56
NGB                02-02-98             3,100             26.69
TMB                02-02-98               280             26.69

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to Item 2 has effected any transactions in shares of the Common Stock during the last sixty (60) days.

 (d) Except as set forth herein, each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

 (e) On February 2, 1998, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated this  4th day of February 1998


                               RICHMONT CAPITAL PARTNERS I, L.P.

                               By:  J.R. Investments Corp.,
                                    General Partner



                                    By:   /s/Nick G. Bouras
                                           Nick G. Bouras,
                                           Vice President

                                 /s/ Nick G. Bouras
                               Nick G. Bouras


                                 /s/ Nick G. Bouras
                               Nick G. Bouras
                               Attorney-in-Fact* for:

                                           Timothy M. Byrd
                                           David B. Holl
                                           Mark C. Landry
                                           Michael D. Weinberg

*      Pursuant to Power of Attorney previously filed as Exhibit 99.1.